LIGHT ART VR INC.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED
DECEMBER 31, 2022

TABLE OF CONTENTS

Light Art VR Inc.
Statements of Financial Position
As of December 31, 2022

		12/31/2022
ASSETS		
Current Assets:		
Cash and cash equilvalents	$	584,759
Trade Accounts Receivable		131,492
Total Current Assets		716,251
Property & equipment, net		184,636
Intangible Assets, net		117,085
Other Assets		4,140
Total Assets	$	1,022,113
Liabilities and Shareholders' Equity		
Current Liabilities		
Accrued Expenses		6,199
Income Tax Payable		50,000
Total Current Liabilities		56,199
Notes Payable		17,510
SAFE Financing		429,125
Total Liabilities		502,834
Shareholders' Equity		
Share Capital		58
Additional Paid-In Capital		419,942
Retained Earnings (Deficit)		399,278
Treasury Stock		(300,000)
Total Shareholders' Equity		519,278
Total Liabilities and Shareholders' Equity	$	1,022,113

Light Art VR Inc.
Statements of Operations
For the Year Ended December 31, 2022

	12/31/2022
Revenues	
Cost of Revenue	$ 528,486
Gross Profit	132,854
Operating Expenses:	395,632
Research and development	
Sales and marketing	141,826
General and administrative	313,898
Depreciation and Amortization	103,220
Total Operating Expenses	27,844
Operating Income	586,788
Other income/(Expense)	(191,156)
Net Income/(Loss) before taxes	(12,438)
Provision for Income Taxes	(203,595)
Net Income / (Loss)	(82,337)
	$ (285,932)

Light Art VR Inc.
Statements of Shareholder's Equity
For the Year Ended December 31, 2022

	Common Stock		Additional	Retained Earnings / (Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit)	Equity
Balance at December 31, 2021	5,820,000	58	419,942	685,210	1,105,210
Purchase of Common Stock	(180,000)		(300,000)		(300,000)
Net Income/(Loss)				(285,932)	(285,932)
Balance at December 31, 2022	5,640,000	58	119,942	399,278	519,278

Light Art VR Inc.
Statement of Cash Flow
For the Year Ended December 31, 2022

	12/31/2022
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ (285,932)
Increase/(Decrease) in Operating Assets:	
Accumulated Depreciation	(78,786)
Trade Accounts Receivable	822,508
Income Tax Payable	33,480
Accrued Expenses and Other	41,339
Total Adjustments	818,541
Net Cash Flows From Operating Activities	532,610
CASH FLOWS FROM INVESTING ACTIVITIES:	
Intangible Assets	(83,662)
Purchase of Property and Equipment	(102,070)
Net Cash Flows From Investing Activities	(102,070)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repurchases of Common Stock	(300,000)
SAFE Financing	429,125
Note Issuance/(Payments)	(300,000)
Net Cash Flows From Financing Activities	(170,875)
NET INCREASE (DECREASE) IN CASH	259,664
CASH - BEGINNING	325,095
CASH - ENDING	$ 584,759

LIGHT ART VR INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year Ended December 31, 2022

1. ORGANIZATION AND PURPOSE

Light Art VR Inc. (the "Company") was formed in 2018 in Wyoming as a limited liability company and converted to a corporation organized under the laws of the State of Delaware in 2021. The Company creates and develops content that focuses on VR and 3D productions. The Company pairs its content with customized and cutting-edge motion platforms which aim to provide a one-of-a-kind adrenaline pumping experience.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022 and December 31, 2021, the Company's cash positions include its operating bank account.

d) Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount

determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2022 and 2021, the Company has no allowance for doubtful accounts.

e) Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2022 and 2021, the balance of inventory was $0.

f) Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

g) Intangibles

Intangibles are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the intangible asset

h) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

i) Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is subject to franchise and income tax filing requirements in the State of Delaware.

j) Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

k) Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

l) Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

m) Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $528,486 and $1,947,694 in revenue for the years ended December 31, 2022 and 2021, respectively.

n) Advertising Expenses

The Company expenses advertising costs as they are incurred.

o) Research and Development

Research and development costs are expensed as incurred.

3. COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

4. EQUITY

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), $0.00001 par value per share. The company repurchased 180,000 shares of common stock from a founding shareholder at a price per share of $1.6667. As of December 31, 2022, 5,640,000 shares have been issued and are outstanding.

5. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions through March 31, 2022. It has been determined that no events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10.